Exhibit 21.1

List of Subsidiaries of Everbridge, Inc.

Company Name	Jurisdiction
Beijing Wan Qiao Da Guan Information & Technology Ltd.	China
Everbridge Holdings Limited	United Kingdom
Everbridge Europe Limited	United Kingdom
Everbridge Securities Corporation	Massachusetts
IDV Solutions, LLC	Michigan
Microtech USA LLC	Delaware
Microtech Limited	Guernsey
Svensk Krisledning AB	Sweden